Press release
For immediate release
August 23 2006

ADJUSTED COST BASE OF VIRGINIA MINES SHARES

On March 31, 2006, Virginia Gold Mines closed an arrangement involving Goldcorp, and distributed all of the shares it then held in the capital stock of Virginia Mines to its shareholders, at the rate of 0.5 share of Virginia Mines for each share of Virginia Gold Mines held. Also, each Virginia Gold Mines shareholder entered into a share exchange with Goldcorp, which issued 0.4 share of its own capital stock for each share of Virginia Gold Mines held.

In connection with the distribution of shares of Virginia Mines, the stated capital of the shares of Virginia Gold Mines was reduced by an amount of $63,500,001, which corresponded, according to Virginia Gold Mine’s Board of Directors, to the fair market value of the common shares of Virginia Mines at the time of distribution: $2.63 per share. This figure of $2.63 therefore becomes the adjusted cost base (ACB) of each share of Virginia Mines received. The ACB of Virginia Gold Mines shares should be reduced by an equivalent amount. To sum up, the adjusted cost base of Virginia Mines and Virginia Gold Mines can be determined by the following formula:

Virginia Mines Virginia Gold Mines
ACB of shares held 2.63 x B A – (2.63 x B)

Where: A = ACB of total shares of Virginia Gold Mines held at time of Plan of Arrangement

B = Number of shares of Virginia Mines received as a result of Plan of Arrangement

If the calculation of the ACB of Virginia Gold Mines shares results in a negative amount, a capital gain is realized for the amount equivalent to the negative ACB. After taxation of this gain, the ACB of the Virginia Gold Mines shares is nil.

The share exchange represents a disposition of the shares of Virginia Gold Mines to shareholders. In the case where the shares of Virginia Gold Mines held by individual shareholders represents capital property, there is an automatic rollover and therefore no tax consequence for shareholders of Virginia Gold Mines, other than electing to declare a portion of the realized capital gain, if so desired.

Following the exchange, the ACB of Goldcorp shares received by the shareholders is equal to the ACB of shares of Virginia Gold Mines calculated by means of the formula above that deals with the share distribution of Virginia Mines. In the case where an election is made by the seller for a gain on sale of greater value than the ACB of Virginia Gold Mines shares, this gain on sale becomes the ACB of the Goldcorp shares.

This press release does not address U.S. Federal income tax considerations, and the U.S. shareholders are urged to consult their own tax advisors in regard to their particular circumstances.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of approximately $40 million and 26,030,372 shares issued and outstanding as of July 20, 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events